UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC File Number:  000-17287
CUSIP Number:  690027206

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	September 30, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Outdoor Channel Holdings, Inc.
Full Name of Registrant

Former Name if Applicable

43445 Business Park Drive, Suite 113
Address of Principal Executive Office (Street and Number)

Temecula, CA 92590
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

In connection with a review of its financial statements, Outdoor Channel Holdings, Inc. recently determined that a correction in the estimated useful life, and the corresponding value, of some of the indefinite-lived intangible assets related to distributor relationships purchased in connection with the September 2004 acquisition of the minority interest of The Outdoor Channel, Inc. will result in a reclassification of such assets as assets with definite lives. Because the life of such assets will no longer be classified as indefinite, the revised value of such assets as of September 2004, which were originally valued at $10,573,000, will be reduced with a corresponding increase in other long-lived intangible assets. The revised value of the distributor relationship assets will then be amortized over the corrected useful life, with current value being tested for impairment at the end of each quarter. Outdoor Channel Holdings, Inc. is unable to determine the useful life of such assets, the corrected value of such assets in 2004 and the resulting amortization expenses in time to file its Form 10-Q for the three month period ending September 30, 2006 by November 9, 2006 without unreasonable effort or expense.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Thomas E. Hornish	(951)	699-4749
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Outdoor Channel Holdings, Inc. has not yet completed its analysis and determination of the revised useful life of the intangible assets related to distributor relationships.  The revised useful life will result in a re-valuation of such assets as of September 2004 which will then be amortized over the useful life and tested for impairment at the end of each quarter.  If such re-valuation and amortization charge is determined to result in material changes to the company’s prior financial statements for certain periods subsequent to September 2004, the company may be required to restate such financial statements.  The company’s management and its audit committee have not yet determined the useful life of these assets and the resulting accounting impact or which of its prior financial statements, if any, may require restatement.  The company expects to complete its determination of the useful life, its re-valuation of such assets and, if necessary, file restatements of its consolidated financial statements with the Securities and Exchange Commission as soon as practicable. The company is unable at this time to provide any estimates on the re-valuation of such assets, the amortized amount in any quarter or the likelihood of having to restate any prior financial statements.

Outdoor Channel Holdings, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	November 9, 2006	By:	/s/ Thomas E. Hornish
		Name:	Thomas E. Hornish
		Title:	General Counsel